

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Li HuiHua
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **China Century Dragon Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2010**
> **File No. 333-166866**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been

cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 2

4.   Please balance your summary disclosure by identifying the most material risks, uncertainties and challenges facing your company. For example, you should note the risks, uncertainties and challenges associated with your contractual operating structure and with the PRC regulatory environment. You should also note that many of your strategies highlighted on page two are new initiatives that you have not historically engaged in. These are merely examples.

Recent Events, page 3

5.   Please explain how the parties to the share exchange determined the numbers of shares and warrants that existing SRKP shareholders would retain following the share exchange. Disclose how the values of China Century, the shell company and the services provided by Westpark and affiliates contributed to the determination. To the extent value was attributed to the shell company, please disclose the basis for such valuation. Also disclose the value of the shares retained by Westpark affiliates based on the price paid by investors in the private placement which closed concurrently with the closing of the share exchange.

6.   Please describe the nature of the services provide by Keen Dragon Group in arranging the reverse merger.

7.   Please discuss why the company raised funds and issued common stock in a private placement when, two weeks later, you filed this registration statement for a public offering of common stock by the company.

8.   We note your disclosure on page four that you currently intend for this offering to be in an amount in excess of $10 million. However, based on an offering of 2.5 million shares at a price between $3 and $4, it does not appear that the offering will be in an amount in excess of $10 million. Please clarify.

Contractual Arrangements, page 5

9.   Please disclose any material relationships between the CD Media Beijing shareholders and your company or its executive officers or directors. If there are

none, please explain who these shareholders are and how they were chosen to perform this role.

10. We note your disclosure that the fees payable under the Exclusive Business Cooperation Agreement are based on the rates set forth in the agreement or otherwise agreed upon. However, the agreement does not appear to set forth any rate of service. Section 2 of the agreement only states that the rate of service will be based upon further consultations. Please explain.

11. Please confirm through disclosure that the equity interest pledges have become effective through registration with relevant authorities, as set forth in Section 3.1 of the pledge agreement.

12. Under a separately captioned subsection in the prospectus summary and under "Certain Relationships and Related Transactions," please provide tabular disclosure that identifies and quantifies all the benefits that WestPark Capital and its affiliates have received and will receive in connection with registering the shell company under the Securities Exchange Act of 1934, the March 2010 share exchange, the April 2010 private placement and the offerings currently being registered.

Risk Factors, page 9

Risks Related to Our Corporate Structure, page 16

The PRC tax authorities may scrutinize our contractual arrangements . . ., page 17

13. Please provide more specific and quantitative information about the consequences of a finding by tax authorities that the contractual arrangements were not made on arm's length basis.

We rely principally on dividends and other distributions . . ., page 17

14. Please disclose what portion of CD Media Huizhou's net assets is restricted and thus cannot be transferred to you in the form of dividends, loans or advances.

Risks Related to Us Doing Business in China, page 18

The scope of the business license for CD Media Beijing in China is limited…, page 19

15. Please clarify whether there is a risk that CD Media Beijing's business license in China will not cover each of the company's planned expansions of its business set forth in the prospectus summary and business sections.

Recent PRC regulations relating to acquisitions of PRC companies . . ., page 19

16.   We note your reference to published news reports in China indicating that the CSRC may have curtailed or suspended overseas listings for Chinese private companies. Please provide more information about the nature of these reports so that investors may better assess how this risk could impact your company.

We face uncertainty from China's Circular on Strengthening the Administration of Enterprise Income Tax . . ., page 21

17.   Please disclose whether you sought the opinion of Chinese counsel on the risks disclosed here. Also provide more specific and quantitative information about the consequences if you are taxed under Circular 698.

Under the New EIT Law . . ., page 23
Dividends payable by us . . ., page 23

18.   Disclose whether the company has sought the advice of PRC tax counsel on the taxation issues presented in both risk factors and, if so, whether counsel believes it is more likely than not that the PRC taxes will apply. Also provide more specific and quantitative information about the consequences if the risks described are realized.

Risks Related to Ownership of Our Common Stock and This Offering, page 25

The shareholders of CD Media BVI and their designees . . ., page 26

19.   So that investors may better assess the impact of this risk factor, please explain the nature of any material relationships among the former shareholders of CD Media BVI and your officers and directors and the designees. Please also explain what you mean by "designees."

Use of Proceeds, page 31

20.   We note that you intend to use the proceeds of the offering for working capital and general corporate purposes. If you expect material changes in working capital or general corporate spending as a result of the funds available following the offering, please explain those changes. For example, we note your disclosure in the prospectus summary and elsewhere of your broad strategic plans to develop regional television advertising opportunities, open a production studio, pursue acquisitions, and expand into new advertising media platforms. Refer to Regulation S-K Item 504.

21.   Discuss whether there are restrictions on the use of the proceeds from the offering for investments in your PRC subsidiary or CD Media Beijing.

Dividend Policy, page 31

22.   Explain how the PRC exchange control regulations may restrict your ability to convert RMB into US Dollars and your ability to distribute dividends outside of the PRC. Specifically describe how the regulations would apply to your corporate structure and contractual arrangements.

23.   Please include risk factor disclosure regarding the potential impact of foreign exchange controls.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

24.   We note your quarterly information presented at page F-18. Provide a detailed, quantified discussion in MD&A that clearly explains the transactions and any other events that transpired in the fourth quarter of 2009 which resulted in the significant increase in revenues, gross profit, and net income in this quarter as compared to your results of operations in every other quarter over the past three years. With respect to each material transaction or event, clearly indicate whether you consider them to be recurring in nature. Also, explain to readers in a forward looking discussion whether you anticipate similar transactions or events in the future and clearly state whether you believe your future results of operations will be consistent with your fourth quarter results of operations or not. Describe the facts and circumstances that form the basis for your conclusions.

Factors Affecting Our Results of Operations, page 37

25.   In your prospectus summary and elsewhere, you highlight a growth strategy that includes purchasing advertising directly from CCTV, developing regional television business, enhancing production services and expanding into new platforms.   For each of these initiatives, please identify the material internal and external factors that will impact your ability to execute your strategy. Disclose any material barriers, challenges or costs associated with each of the initiatives and how you intend to address those issues. Explain your expansion efforts to date in each of these areas.

Levels of Advertising Spending, page 38

26.   Please clarify why the first and second quarters are expected to be slower seasons for the Chinese advertising industry.

Sales and Marketing Expenses, page 39
General and Administrative Expenses, page 39

27.   Please discuss the extent to which you expect these categories of expenses to
        increase as a percentage of revenues in future periods. If there is uncertainty in
        this regard, please explain the reasons and the factors that could impact costs in
        future periods.

Results of Operations, page 41

28.   Please provide additional insight into the material underlying drivers of your
        revenue growth. For example, please explain the extent to which the volume of
        advertising time purchased and resold by you is based on known or estimated
        client demand, the amount of advertising inventory for sale, the funds available to
        you to make advance purchase deposits, or a combination of these or other
        factors.

29.   For each period, disclose the percentage of advertising time purchased that
        remained unsold. Discuss any trends in this regard and how the extent of your
        unsold inventory of advertising time impacts your results of operations and
        liquidity and capital resources.

Liquidity and Capital Resources, page 42

30.   Please provide a more detailed analysis of your cash used in operations and
        changes from the prior period. For example, although you attribute the increase
        in cash used in operations in 2009 to increases in deposits for the purchase of
        advertising time, that appears to be only one of several items impacting your cash
        usage in 2009. Your disclosure should not only identify these items, but explain
        the underlying reasons for changes so investors can assess the likelihood that past
        cash performance will be indicative of future performance.

31.   We note that you believe working capital, cash flow from operations and funds
        available through financing will be sufficient for the next 12 months. Please
        provide a more detailed assessment of your ability to meet your needs in the
        short-term and the long-term. Disclosure in both cases should distinguish
        between your ability to meet requirements through existing and internally
        generated funds, on the one hard, and through external financing, on the other
        hand. To the extent you may rely on financing, please analyze the sources and
        availability of such financing. Note that we consider "long-term" to be the period
        in excess of the next twelve months. See Section III.C of Release No. 33-6835
        and footnote 43 of Release No. 33-8350.

Contractual obligations, page 43

32.   We note that you had $7.6 million in prepayments and deposits for advertising time purchases on your balance sheet at the end of 2009. Please disclose the outstanding amounts due to suppliers for these purchases and the timing of required payments. If you do not believe you are required to include these amounts in the table of contractual obligations, please explain why.

Change in Auditors, page 45

33.   The guidance in Item 304 of Regulation S-K requires that you disclose certain information for the two most recent fiscal years. We note that you have made these disclosures only for the year ended December 31, 2009. Please revise your disclosures to provide the information required by Item 304 of Regulation S-K for the year ended December 31, 2008 and ask your auditor to provide you with a revised letter, filed as Exhibit 16, stating whether it agrees with your disclosures.

Description of Business, page 46

34.   From your financial statements and the notes thereto, it is apparent that you spent significant funds during 2009 developing television programs and that you sold your rights to those programs in early 2010. In fact, on page F-12, you note that substantially all of the company's resources are dedicated to the production of its films. However, there is no mention of these activities elsewhere in your prospectus. Please provide disclosure explaining this aspect of your business and how it impacts your results of operations and financial condition.

35.   Please provide us with support for the industry and market statistics disclosed in this section.

Overview, page 46

36.   Please disclose the percentage of your 2009 revenues that Hualong Group, Dabao Group, Grace China Co., Ltd. and Hengan International Group Co., Ltd. accounted for individually or in the aggregate.

Advertising Packages, page 48

37.   Please provide more information about your practices with respect to the purchase of advertising time. For example, explain the process by which you seek out and procure advertising time and whether there is any seasonality to your purchases. Disclose your material suppliers of advertising time and the percentage of advertising time you purchased from them in the last three years. Provide additional insight into the timing between your initial purchase and when you resell the advertising to your clients.

38.   Please provide more information about your practices with respect to reselling
        advertising time. For example, explain the extent to which your advertising
        packages change from year to year as a result of changes in the advertising time
        you are able to purchase. In this regard, clarify whether the television advertising
        packages disclosed on pages 49 and 50 are just for 2010 or whether you may
        purchase other advertising times and offer different packages in the future.

Competition, page 51

39.   To the extent practical, please include quantitative information with respect to
        your relative market share as a seller of CCTV advertising time. If you are unable
        to provide market share information, then please disclose this fact and explain the
        reason for that inability.

Management, page 55

Executive Officers, Directors and Key Employees, page 55

40.   Please disclose the positions that your officers and directors held with CD Media
        Beijing. In this regard, you disclose on page 56 that the executive officers of CD
        Media Beijing were appointed as your executive officers upon the closing of the
        share exchange.

Board of Directors and Committees, page 55

41.   When you have appointed independent directors and created board committees,
        please identify your independent directors and committee members. In addition,
        if you intend to rely on any exemption from the listing standards related to
        independence, including phase-in periods, please disclose such intention. Refer to
        Item 407(a) of Regulation S-K and Instruction 1 thereto. When you appoint
        additional directors, please comply with Item 401 of Regulation S-K, as most
        recently amended.

Certain Relationships and Related Transactions, page 60

42.   Please provide your analysis of why the shareholders of the company prior to the
        share exchange would not be considered promoters or controls persons for
        purposes of providing disclosure under Regulation S-K Item 404(c). In your
        analysis, please address the fact that the same persons who were shareholders in
        SRKP 25 prior to the share exchange are typically shareholders of the other SRKP
        shell companies that have been registered under the Securities Exchange Act.

43.   Please clarify whether each of the security holders of SRKP 25 retained some shares or warrants and how it was decided whose shares and warrants (and the amount) would be cancelled.

Legal Matters, page 73

44.   Please disclose the nature of K&L Gates' or its affiliates' interests, direct or indirect, in the company pursuant to Item 509 of Regulation S-K or explain to us why disclosure is not appropriate. In this regard, it appears that Mr. Poletti was involved with the founding of SRKP 25, that he or an affiliate was a five percent beneficial holder of SRKP 25, that he or an affiliate may still hold shares or warrants and that he or an affiliate may be offering shares in the selling shareholder offering. Refer to Item 509 of Regulation S-K and Instruction 1 thereto.

Financial Statements, page F-1

45.   Please update your financial statements to comply with Rule 3-01 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

46.   We note that your auditors are located in Texas. It appears that the majority of your assets, liabilities, revenues and expenses relate to your operations in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Note 2. Summaries of Significant Accounting Policies, page F-10

e. Accounts receivable, page F-10

47.   Tell us why you have recorded no allowance for doubtful accounts as of December 31, 2009 and 2008.

j. Revenue recognition, page F-11

48.   It is unclear to us why you believe that you are the primary obligor in your revenue arrangements. It appears to us that you may be functioning as an agent of CCTV. In this regard, please describe your agreements with your clients and tell us what rights your clients have to seek restitution from CCTV in the event that there is a problem with the airing of an advertisement. Please tell us how you considered the guidance in Example 10 in FASB ASC 605-45-55.

49.   Describe for us the nature of the line item "Prepayments and deposits for advertising slot purchases." Tell us the terms of these deposits and tell us how you determined that the entire balance should be classified as a current asset.

50.   We note that you pay for blocks of advertising time in advance of reselling it to your customers and are committed to pay the remainder of the balance prior to broadcast. In this regard, tell us why you have not recorded a liability for the remaining time that you are obligated to purchase.

51.   We note your disclosure regarding multiple-element arrangements. Disclose the nature of your multiple-element arrangements, the types of elements included, and your method for determining the relative fair value for each element.

Note 7. Income Tax, page F-16

52.   You state that there are no significant uncertain tax positions requiring recognition in your financial statements. We also note your disclosures at page 21 and 23 regarding various tax uncertainties and the risks associated with new tax regulations. In this regard, please tell us how you applied the guidance in FASB ASC 740-10-25-5 through 740-10-25-17 in assessing these tax positions.

Item 15. Recent sales of securities, page II-10

53.   Please disclose the number of persons to whom you sold securities in each transaction.

Item 16. Exhibits, page II-11

54.   Please file as exhibits your agreements for the sales of television program rights referenced on pages F-15 and F-16.

55.   We note that you have disclosed in the prospectus the opinion of PRC counsel regarding your contractual arrangements and other issues and have included a consent from such counsel as Exhibit 23.2. Please supplementally provide us with a copy of this legal opinion for review.

Exhibit 23.3

56.   Please ask your auditors to revise their consent to include a reference to the
        financial statements for the year ended December 31, 2007.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
       Melissa A. Brown, Esq.
       K&L Gates LLP
       Via facsimile: (310) 552-5001